May 7, 2014

Ms. Kate Tillan
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Illumina, Inc.
Form 10-K for the Fiscal Year Ended December 29, 2013
Filed February 18, 2014
File No. 001-35406

Dear Ms. Tillan:

Illumina, Inc. (“Illumina,” “us,” “we,” or “our”) is responding to the written comments received from the staff of the Securities and Exchange Commission (the “Staff”) by letter dated April 30, 2014. For the Staff’s convenience, we have set forth below in bolded text the Staff’s comments, followed by our response.

Form 10-K for the Fiscal Year Ended December 29, 2013
Item 7. Management’s Discussion and Analysis
Revenue, page 30

1.
We see you acquired Verinata Health, Inc. in February 2013, Advanced Liquid Logic Inc. in July 2013 and NextBio in November 2013. Please revise future filings as appropriate to disclose and quantify how those acquisitions affected your revenues for the periods presented.

Response: We note the Staff’s comment and advise the Staff that in future filings, as applicable, we will disclose and quantify how the Verinata Health, Inc., Advanced Liquid Logic Inc., and NextBio acquisitions affected our revenues for the periods presented.

We set forth below the disclosure included in our Form 10-Q for the quarterly period ended March 30, 2014 filed on May 7, 2014. Information included pursuant to the Staff’s comment is underlined in the text:

Form 10-Q For the Quarterly Period Ended March 30, 2014
Item 2. Management’s Discussion and Analysis
Results of Operations
Revenue

Product revenue consists primarily of revenue from the sale of consumables and instruments. Service and other revenue consists primarily of instrument service contract revenue as well as sequencing and genotyping service revenue. Revenues from businesses acquired in 2013 are predominantly service revenue.

Consumables revenue increased $37.6 million, or 18%, to $242.5 million in Q1 2014 compared to $204.9 million in Q1 2013. The increase was primarily attributable to sales of sequencing consumables, driven by higher utilization of our instruments and growth in the instrument installed base.

Instrument revenue increased $27.7 million, or 31%, to $115.8 million in Q1 2014 compared to $88.1 million in Q1 2013, driven primarily by shipments of sequencing instruments, including new platforms introduced during the current quarter.

Service and other revenue increased $23.8 million, or 68%, to $58.6 million in Q1 2014 compared to $34.8 million in Q1 2013. Revenues from businesses acquired in 2013 are predominantly service revenue. Excluding the impact of acquisitions completed in 2013, the increase in service and other revenue was 38%, which was driven by microarray service revenue as well as sequencing instrument service contract revenue as a result of our growing installed base.

Gross Margin, page 31

2.
We note your disclosure that acquisitions contributed to the decrease in your gross margin. Please revise future filings as appropriate to quantify how the acquisitions affected your gross margin for the periods presented.

Response: We note the Staff’s comment and advise the Staff that in future filings, as applicable, we will quantify how the acquisitions affected our gross margins for the periods presented. However, for acquisitions completed in 2013, we believe that quantifying the gross profit impact from the acquisitions provides our readers the most useful information as the gross margin contributed by the acquisitions, a function of gross profit and revenue, is a minimal portion of our overall gross margin.

We set forth below the disclosure included in our Form 10-Q for the quarterly period ended March 30, 2014 filed on May 7, 2014. Information included pursuant to the Staff’s comment is underlined in the text:

Form 10-Q For the Quarterly Period Ended March 30, 2014
Item 2. Management’s Discussion and Analysis
Results of Operations
Gross Margin

Gross profit increased $59 million, or 27%, to $278.3 million in Q1 2014 in comparison to $219.3 million in Q1 2013, primarily due to the increase in revenue. Excluding the gross profit from acquisitions completed in 2013, which was predominantly included in gross profit from service sales, the increase in gross profit was 26%. Gross margin decreased in Q1 2014 in comparison to Q1 2013 due to the negative impact from higher legal contingency charges and a lower sales mix of consumables, which have higher gross margins. Such impact was partially offset by higher margins on instruments and services sales during Q1 2014.

Item 8. Financial Statements
Note 3. Acquisitions, page 61

3.
Please tell us how you considered the disclosure required by FASB ASC 805-10-50-2(h)(1) and 50-3 related to the amounts of revenue and earnings included in the statement of operations since the acquisition date.

Response: During 2013, we acquired Verinata Health, Inc. (Verinata), Advanced Liquid Logic Inc. (ALL), and NextBio. Verinata was determined to be a material acquisition for which disclosure requirements under FASB ASC 805-10-50-2 apply. Among others, FASB ASC 805-10-50-2(h)(1) requires the disclosure of “[t]he amounts of revenue and earnings of the acquiree since the acquisition date included in the consolidated income statement for the reporting period.” We note the Staff’s comment and advise the Staff that revenue attributable to Verinata during 2013 represented less than 2% of total revenue for the year ended December 29, 2013. Due to the immateriality of the revenue amount, no disclosure was made. Net loss attributable to Verinata was $34.4 million. We set forth below our proposed disclosure for future filings. New or revised disclosure is underlined in the text:

The contractual price for the [Verinata] acquisition was $350.0 million, plus potential cash payments of up to $100.0 million based on the achievement of certain regulatory and revenue milestones. The aggregate purchase price was determined to be $396.3 million, including total cash payment of $339.3 million, $56.2 million in fair value of the contingent milestone payments, $0.2 million in fair value of converted stock options attributed to pre-combination services, and $0.5 million in loss realized on settlement of preexisting relationships. In connection with the transaction, the Company deposited into escrow $30.0 million of consideration otherwise payable to shareholders of Verinata. This amount is included in the aggregate consideration and will be held in escrow to cover indemnification claims under the acquisition agreement, if any, for a period of 1.5 years following the completion of the acquisition. As of December 29, 2013, transaction costs of $3.4 million were expensed as incurred in acquisition related (gain) expense, net. As a result of the acquisition, consolidated revenues were not materially impacted and the Company recorded $34.4 million in net loss during the period from the acquisition date through December 29, 2013.

We note that FASB ASC 805-10-50-3 states “[f]or individually immaterial business combinations occurring during the reporting period that are material collectively, the acquirer shall disclose the information required by (e) through (h) in the preceding paragraph in the aggregate.” We advise the Staff that the acquisitions of ALL and NextBio were immaterial to us both individually and in the aggregate, and thus the disclosure requirements in ASC 805-1-50-2 (e) through (h) do not apply.

Note 5. Fair Value Measurements, page 66

4.
We note from your disclosure in the paragraph following the table on page 66 that you determine the fair value of your debt securities based upon one or more valuations reported by your investment accounting and reporting service provider. You disclose that the investment service provider values the securities. Please tell us the nature and extent of the role played by the valuation expert and clarify the extent to which any statements are attributed to the valuation expert as opposed to your management. In this regard, we also refer you to the guidance provided in Question 233.02 of Division’s C&DI to the Securities Act Roles which can be found at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

Response: We note the Staff’s comment and advise the Staff that we will clarify in our future filings that we do not place full reliance on reports prepared by its investment accounting and reporting service provider. The Company considered each such valuation report as one factor in conjunction with the objective and subjective factors described on page 66, to determine the fair value of its debt securities.

We set forth below the disclosure included in our Form 10-Q for the quarterly period ended March 30, 2014 filed on May 7, 2014. Clarification made pursuant to the Staff’s comment is underlined in the text:

Form 10-Q For the Quarterly Period Ended March 30, 2014
Item 1. Financial Statements

Notes to Condensed Consolidated Financial Statements
4. Fair Value Measurements

The Company holds available-for-sale securities that consist of highly liquid, investment grade debt securities. The Company considers information provided by the Company’s investment accounting and reporting service provider in the measurement of fair value of its debt securities.  The investment service provider provides valuation information from an industry-recognized valuation service.  Such valuations may be based on trade prices in active markets for identical assets or liabilities (Level 1 inputs) or valuation models using inputs that are observable either directly or indirectly (Level 2 inputs), such as quoted prices for similar assets or liabilities, yield curve, volatility factors, credit spreads, default rates, loss severity, current market and contractual prices for the underlying instruments or debt, broker and dealer quotes, as well as other relevant economic measures. The Company’s deferred compensation plan assets consist primarily of mutual funds. The Company performs control procedures to corroborate the fair value of its holdings, including comparing valuations obtained from its investment service provider to valuations reported by the Company’s asset custodians, validation of pricing sources and models and review of key model inputs if necessary.

Note 11. Income Taxes, page 76

5.
We note the reconciling item in your tax rate reconciliation on page 76 for Impact of foreign operations. Please tell us the nature of the significant components of this item (i.e. tax rate differentials and foreign tax credits) and any tax jurisdictions that represent a significant portion of the item.

Response: We note the Staff’s comment and advise the Staff that the [i]mpact of foreign operations primarily represented the difference between the actual provision for income taxes for our legal entities operating outside the U.S. and the U.S. federal statutory tax rate of 35%. The enacted statutory tax rates in many of the foreign jurisdictions in which we operate, and our corresponding effective tax rates, are lower than the 35% U.S. federal statutory tax rate. The most significant tax benefits realized from operating in jurisdictions with lower statutory tax rates were from our earnings in Singapore and the United Kingdom, which had statutory tax rates of 17% and 23.25%, respectively, in the year ended December 29, 2013. The impact of foreign operations also included foreign earnings that were taxed as Subpart F income, net of the associated U.S. foreign tax credits, which resulted in a portion of foreign earnings being taxed at the U.S. statutory tax rate of 35%. An immaterial amount of uncertain tax positions related to foreign items was also included in the impact of foreign operations.

* * *

In response to the Staff’s request, we hereby acknowledge as follows:

•	Illumina is responsible for the adequacy and accuracy of the disclosure in the filing noted above;

•	comments by the Staff or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing noted above; and

•	Illumina may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If the Staff has any questions regarding this letter, please do not hesitate to call me at (858) 332-4042.

Sincerely,

/s/ MARC A. STAPLEY
Marc A. Stapley
Senior Vice President and Chief Financial Officer
Illumina, Inc.